FOR IMMEDIATE RELEASE	TSX: SLW
March 21, 2017	NYSE: SLW

SILVER WHEATON REPORTS RECORD REVENUE AND SALES VOLUMES IN 2016 AND ANNOUNCES PROPOSED NAME CHANGE TO
WHEATON PRECIOUS METALS

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) is pleased to announce its results for the fourth quarter and year ended December 31, 2016. All figures are presented in United States dollars unless otherwise noted.

Silver Wheaton had record silver and gold sales volumes in 2016 at 28.3 million ounces and 330,000 ounces, respectively. Gold production was also a record at 353,700 ounces in 2016. In the fourth quarter of 2016, gold sales exceeded 100,000 ounces for the first time with over 73,000 ounces of gold sold from the Salobo mine alone. Silver Wheaton's quarterly dividend increased for the second quarter in a row to $0.07 as the impact of growing sales volumes, especially in gold, resulted in operating cash flow growing to approximately $175 million in the fourth quarter of 2016.

FULL YEAR HIGHLIGHTS

•
Attributable production for the year ended December 31, 2016 of 30.4 million ounces of silver and 353,700 ounces of gold, compared with 30.7 million ounces of silver and 243,000 ounces of gold in 2015, with silver production having decreased 1% and gold production, which represented a record, having increased 46%.

•
On a silver equivalent basis[1] and gold equivalent basis[1], record attributable production for the year ended December 31, 2016 was 56.2 million silver equivalent ounces ("SEOs") or 770,300 gold equivalent ounces ("GEOs"), compared with 48.7 million SEOs or 658,600 GEOs in 2015, an increase of 15% and 17%, respectively.

•
Record sales volume for the year ended December 31, 2016 of 28.3 million ounces of silver and 330,000 ounces of gold, compared with 26.6 million ounces of silver and 202,300 ounces of gold in 2015, an increase of 7% and 63%, respectively.

•
On a silver equivalent basis[1] and gold equivalent basis[1], record sales volume for the year ended December 31, 2016 was 52.4 million SEOs or 718,400 GEOs, compared with 41.5 million SEOs or 561,600 GEOs in 2015, an increase of 26% and 28%, respectively.

•	Record revenues of $892 million for the year ended December 31, 2016 compared with $649 million in 2015, representing an increase of 37%.
•	Average realized sale price per ounce sold for the year ended December 31, 2016 of $16.96 per ounce of silver and $1,246 per ounce of gold, representing an increase of 8% for both compared to 2015.

•	Net earnings were $195 million ($0.45 per share) compared with a net loss of $162 million ($0.41 per share) in 2015.
•
Adjusted net earnings² of $266 million ($0.62 per share) for the year ended December 31, 2016 compared with adjusted net earnings² of $210 million ($0.53 per share) in 2015, representing an increase of 27%. Earnings were adjusted by removing the impact of the $71 million after tax impairment charge taken in 2016 and the $372 million after tax impairment charge taken in 2015.

•	Operating cash flows of $584 million ($1.36 per share²) for the year ended December 31, 2016 compared with $431 million ($1.09 per share²) in 2015, representing an increase of 35%.
•	Cash operating margin² for the year ended December 31, 2016 of $12.54 per silver ounce sold and $855 per gold ounce sold, representing an increase of 9% and 13%, respectively, as compared with 2015.
•	Average cash costs² for the year ended December 31, 2016 of $4.42 and $391 per ounce of silver and gold, respectively.

FOURTH QUARTER HIGHLIGHTS

•
Attributable production in Q4 2016 of 7.6 million ounces of silver and 107,300 ounces of gold, compared with 10.3 million ounces of silver and 72,400 ounces of gold in Q4 2015, with silver production having decreased 26% and gold production having increased 48%.

•
On a silver equivalent basis[1] and gold equivalent basis[1], attributable production in Q4 2016 was 15.2 million SEOs or 214,100 GEOs, compared with 15.7 million SEOs or 209,800 GEOs in Q4 2015, with silver production having decreased 3% and gold production having increased 2%.1

•
Sales volume in Q4 2016 of 7.5 million ounces of silver and a record 108,900 ounces of gold, compared with 8.8 million ounces of silver and 64,900 ounces of gold in Q4 2015, with silver sales volume having decreased 14% and gold sales volume, which represented a record, having increased 68%.

•
On a silver equivalent basis[1] and gold equivalent basis[1], record sales volume in Q4 2016 was 15.2 million SEOs or 214,500 GEOs, compared with 13.6 million SEOs or 181,800 GEOs in Q4 2015, an increase of 12% and 18%, respectively.

•
As at December 31, 2016, payable ounces attributable to the Company produced but not yet delivered[3] amounted to 3.2 million payable silver ounces and 61,700 payable gold ounces, representing a decrease of 0.6 million payable silver ounces and 2,200 payable gold ounces during the three month period ended December 31, 2016.

•	Revenues of $258 million in Q4 2016 compared with $200 million in Q4 2015, representing an increase of 29%.
•	Average realized sale price per ounce sold in Q4 2016 of $16.95 per ounce of silver and $1,205 per ounce of gold representing an increase of 15% and 10%, respectively, compared to Q4 2015.
•	Net earnings of $11 million ($0.02 per share) in Q4 2016 compared with a net loss of $169 million ($0.42 per share) in Q4 2015.
•
Adjusted net earnings² of $82 million ($0.19 per share) in Q4 2016 compared with adjusted net earnings² of $57 million ($0.14 per share) in Q4 2015, representing an increase of 43%. Earnings were adjusted by removing the impact of the $71 million after tax impairment charge taken in Q4 2016 and the $227 million after tax impairment charge taken in Q4 2015.

•	Operating cash flows of $175 million ($0.40 per share²) in Q4 2016 compared with $133 million ($0.33 per share²) in Q4 2015, representing an increase of 31%.1
•	Cash operating margin² in Q4 2016 of $12.36 per silver ounce sold and $817 per gold ounce sold, representing an increase of 16% for both as compared with Q4 2015.
•	Average cash costs² in Q4 2016 were $4.59 and $389 per ounce of silver and gold, respectively.
•	Declared quarterly dividend of $0.07 per common share, representing an increase of 17% relative to the previous quarterly dividend.
•	Asset Highlights
o
Record Salobo attributable gold production in Q4 2016 of 71,328 ounces compared with 39,395 ounces in Q4 2015, representing an increase of 81% due to the acquisition of an additional 25% of attributable gold in the third quarter of 2016 and increased throughput.

OUTLOOK

•
Silver Wheaton's estimated attributable production in 2017 is forecast to be 28 million ounces of silver and 340,000 ounces of gold. For 2017 guidance, Silver Wheaton has assumed the ongoing strike at San Dimas will continue for a three-month period and that San Dimas will otherwise achieve production in line with 2016.

•
Silver Wheaton's estimated average annual attributable production over the next five years is anticipated to be in line with 2017 production at approximately 29 million ounces of silver and 340,000 ounces of gold.

PROPOSED NAME CHANGE TO WHEATON PRECIOUS METALS

•
The Board of Directors has recommended changing the Company's name to Wheaton Precious Metals Corp. to better align the corporate identity with the Company's diverse portfolio of both silver and gold assets. The Company plans to seek shareholder approval for the proposed name change at its annual shareholder meeting in May.

"2016 was a record year for Silver Wheaton on many fronts.  We sold more silver and gold than any other year and produced over 350,000 ounces of gold for the first time," said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. "In the fourth quarter of 2016, we sold over 7.5 million ounces of silver and over 100,000 ounces of gold. Strong sales and production resulted in operating cash flow reaching $175 million in the fourth quarter alone, and over $580 million in 2016. Our portfolio of low cost, long life assets provides a solid foundation that we believe can continue to deliver strong production, sales, and cash flow."

"Since 2013, our company has seen a marked increase in gold production, and in the second half of 2016, revenue was evenly split between silver and gold. In order to better align our corporate identity with underlying operations while maintaining a link to our past and the innovation that the 'Wheaton' name has become synonymous with, we have recommended changing our name to Wheaton Precious Metals. Over the company's history, we have created value through streaming both silver and gold from a diverse portfolio of high-quality assets, and the new name will reinforce our position as the leader in precious metals streaming."

Financial Review

Revenues
Revenue was $258 million in the fourth quarter of 2016, on sales volume of 7.5 million ounces of silver and 108,900 ounces of gold. This represents a 29% increase from the $200 million of revenue generated in the fourth quarter of 2015 due primarily to (i) a 68% increase in the number of gold ounces sold; (ii) a 15% increase in the average realized silver price ($16.95 in Q4 2016 compared with $14.75 in Q4 2015); (iii) a 10% increase in the average realized gold price ($1,205 in Q4 2016 compared with $1,100 in Q4 2015); partially offset by (iv) a 14% decrease in the number of silver ounces sold.

Revenue was $892 million in the year ended December 31, 2016, on sales volume of 28.3 million ounces of silver and 330,000 ounces of gold. This represents a 37% increase from the $649 million of revenue generated in 2015 due primarily to (i) a 63% increase in the number of gold ounces sold; (ii) an 8% increase in the average realized silver price ($16.96 in 2016 compared with $15.64 in 2015); (iii) an 8% increase in the average realized gold price ($1,246 in 2016 compared with $1,152 in 2015); and (iv) a 7% increase in the number of silver ounces sold.

Costs and Expenses
Average cash costs² in the fourth quarter of 2016 were $4.59 per silver ounce sold and $389 per gold ounce sold, as compared with $4.06 per silver ounce and $396 per gold ounce during the comparable period of 2015. This resulted in a cash operating margin² of $12.36 per silver ounce sold and $817 per gold ounce sold, an increase of 16% for both as compared with Q4 2015. The increase in the cash operating margin was primarily due to a 15% increase in the average realized silver price and a 10% increase in the average realized gold price in Q4 2016 compared with Q4 2015.

Average cash costs² during the year ended December 31, 2016 were $4.42 per silver ounce sold and $391 per gold ounce sold, as compared with $4.17 per silver ounce and $393 per gold ounce during the comparable period of 2015. This resulted in a cash operating margin² of $12.54 per silver ounce sold and $855 per gold ounce sold, an increase of 9% and 13%, respectively, as compared with 2015. The increase in the cash operating margin was primarily due to an 8% increase in the average realized silver price and an 8% increase in the average realized gold price in 2016 compared with 2015.

Earnings and Operating Cash Flows
Adjusted net earnings² and cash flow from operations in the fourth quarter of 2016 were $82 million ($0.19 per share) and $175 million ($0.40 per share²), compared with adjusted net earnings² of $57 million ($0.14 per share) and cash flow from operations of $133 million ($0.33 per share²) for the same period in 2015, an increase of 43% and 31%, respectively.

Adjusted net earnings² and cash flow from operations for the year ended December 31, 2016 were $266 million ($0.62 per share) and $584 million ($1.36 per share²), compared with adjusted net earnings² of $210 million ($0.53 per share) and cash flow from operations of $431 million ($1.09 per share²) for the same period in 2015, an increase of 27% and 35%, respectively.

Balance Sheet
At December 31, 2016, the Company had approximately $124 million of cash on hand and $1.2 billion outstanding under the Company's $2 billion revolving term loan (the "Revolving Facility"). On February 27, 2017, the term of the revolving term loan was extended so that the term loan now matures on February 27, 2022.

Asset Impairment
At the end of each reporting period, the Company assesses each precious metal purchase agreement to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any).

Vale has recently completed a detailed study on the Sudbury mines in an effort to improve operating margins. This has resulted in a number of changes to Vale's anticipated mine plan, with the resulting 2017 to 2032 mine plan having approximately 20% less recoverable gold production than previously estimated, and this reduction in recoverable ounces is an indicator of impairment related to the Sudbury gold interest as at December 31, 2016. The Sudbury gold interest had a carrying value at December 31, 2016 of $473 million. Management has estimated that the recoverable amount at December 31, 2016 under the Sudbury gold interest was $402 million, representing its fair value less cost to sell and resulting in an impairment charge of $71 million.

Fourth Quarter Asset Highlights

During the fourth quarter of 2016, attributable production was 7.6 million ounces of silver and 107,300 ounces of gold, respectively, representing a decrease of 26% and an increase of 48%, as compared with the fourth quarter of 2015.

Operational highlights for the quarter ended December 31, 2016, are as follows:

Salobo
In the fourth quarter of 2016, Salobo produced 71,328 ounces of attributable gold, an increase of approximately 81% relative to the fourth quarter of 2015. This growth was primarily due to the acquisition of an additional 25% of attributable gold from the Salobo mine in the third quarter of 2016 as well as increased throughput.  According to Vale's fourth quarter production report, production of copper in concentrate at Salobo reached a quarterly record in the fourth quarter with December also achieving a monthly production record.

Antamina
In the fourth quarter of 2016, Antamina produced 1.6 million ounces of attributable silver, a decrease of approximately 33% relative to the fourth quarter of 2015. The apparent significant decrease relative to the fourth quarter of 2015 was primarily attributed to the Antamina transaction being closed in the fourth quarter of 2015 with a term that entitled Silver Wheaton to Glencore's portion of silver sold from Antamina to on offtaker as of September 30, 2015, resulting in reported production in the fourth quarter of 2015 including some material processed in the previous quarter. It should be noted that Antamina produced 6.8 million ounces of silver in 2016, well exceeding expectations and full year guidance of approximately 5.5 million ounces.

Peñasquito
In the fourth quarter of 2016, Peñasquito produced 1.3 million ounces of attributable silver, a decrease of approximately 25% relative to the fourth quarter of 2015. The drop in production was attributable to lower grades as a result of mine sequencing.
 As disclosed in Goldcorp Inc.'s ("Goldcorp") fourth quarter of 2016 MD&A, the Pyrite Leach Project ("PLP") achieved 65% engineering progress by the end of 2016, with procurement activities well advanced to support execution. Goldcorp further reports that as part of the PLP, a carbon pre-flotation facility is being constructed and is anticipated to be completed in the second quarter of 2018. The Northern Well Field project has also reportedly reached full production capacity during the fourth quarter of 2016 and is expected to satisfy Peñasquito's long-term water requirements.

San Dimas
In the fourth quarter of 2016, San Dimas produced 1.4 million ounces of attributable silver, a decrease of approximately 38% relative to the fourth quarter of 2015. The decrease in production was primarily driven by lower throughput and grades. As per Primero Mining Corp.'s ("Primero") fourth quarter of 2016 MD&A, production in 2016 was impacted by the implementation of enhanced ground support in early-2016, and later by high unplanned worker absences and lack of compliance to the mine plans. This reportedly resulted in reduced underground development rates and ventilation restrictions which reduced mine productivity. Starting in late-2016, Primero reportedly began undertaking actions to reduce the complexity and scale of the San Dimas mine operations, including significant decreases to the San Dimas workforce. Mining development during Q4 was reportedly the highest quarterly total since Q2 2015.

On February 15, 2017, Primero announced that unionized employees at the San Dimas mine had initiated a strike action, resulting in the complete stoppage of mining and milling activities at the San Dimas mine. Primero has noted that its key focus in these negotiations has been to better align the short-term bonus structure with overall mine-site performance and profitability, to move the labour force onto a more continuous shift cycle to improve productivity and to achieve the necessary reductions to the unionized workforce.  Primero has indicated that depending on its duration, the strike could have a negative impact on Primero's 2017 production.

As was further noted in Primero's fourth quarter of 2016 MD&A, Primero has commenced a strategic review process to explore alternatives as there is material uncertainty related to the company's ability to continue as a going concern.

Sudbury
In the fourth quarter of 2016, Vale's Sudbury mines produced 11,028 ounces of attributable gold, a decrease of approximately 19% relative to the fourth quarter of 2015. This decrease was attributable to lower throughput and grades. According to Vale's fourth quarter production report, Sudbury production was adversely impacted in the quarter by operational issues and by mine redesign and remediation work. Furthermore, Sudbury will transition to a single furnace operation during 2017 and, as preparation for this, Vale will take one of the furnaces off-line in mid-March in order to rebuild and expand the furnace. The rebuilt furnace will reportedly remain in operation post the transition to one furnace in the second half of the year. Subsequent to quarter end, Vale announced that the Stobie mine, one of the six currently operating mines from which Silver Wheaton is entitled to gold production, will be placed on care and maintenance later in 2017 due to a number of factors including low metal prices and ongoing market challenges, declining ore grades, and, more recently, seismicity issues that restricted production below the 3,000-foot level. The Stobie mine represented approximately 5% of Silver Wheaton's attributable production from Sudbury.

Other Gold
In the fourth quarter of 2016, total Other Gold attributable production was 21,825 ounces, an increase of 49% relative to the fourth quarter of 2015. The increase was driven primarily by higher grades at Minto and, to a lesser extent, better recoveries at 777.

Other Silver
In the fourth quarter of 2016, total Other Silver attributable production was 2.5 million ounces, a decrease of approximately 21% relative to the fourth quarter of 2015. The decrease was driven primarily due to lower silver grades at Zinkgruvan, Cozamin, and Veladero. In addition, as per the amendment to the silver stream agreement dated November 30, 2015, production from Yauliyacu was split evenly with Glencore for the entire fourth quarter of 2016 as the mine reached the annual sharing threshold of 1.5 million ounces in the third quarter of 2016.

Development Update – Pascua Lama
As per Barrick Gold Corporation's ("Barrick") news release "Barrick Reports Progress on Projects" dated February 15, 2017, Barrick has initiated a prefeasibility study to evaluate the construction of an underground mine at Lama. Barrick has indicated that the study will evaluate the use of low-cost bulk mining methods, including sub-level cave and block cave mining, designed to target higher-value ore on the Argentinean side of the border in the initial stages of the operation. According to Barrick, cash flow from Lama could support a staged development that would, over time, incorporate ore from the Chilean side of the border, subject to additional permitting in Chile. Barrick's efforts in Chile in 2017 will reportedly focus on advancing project concepts in parallel with the Lama study, with the intention of moving to a prefeasibility level study in 2018. According to Barrick, conceptually, initial ore processing at Lama would be undertaken using one of three partially completed processing streams at the site, which currently has a capacity of approximately 15,000 tonnes per day; existing infrastructure could potentially be scaled up to 25,000 tonnes per day at a later date. Furthermore, Barrick states that an underground mine would reduce the surface footprint of the operation and would be less susceptible to weather-related production interruptions during the winter season.

Produced But Not Yet Delivered 3
As at December 31, 2016, payable ounces attributable to the Company produced but not yet delivered³ amounted to 3.2 million payable silver ounces and 61,700 payable gold ounces, representing a decrease of 0.6 million payable silver ounces and 2,200 payable gold ounces during the three month period ended December 31, 2016. Payable silver ounces produced but not yet delivered decreased primarily as a result of decreases related to the Yauliyacu, Zinkgruvan, and San Dimas silver interests, partially offset by an increase related to the Antamina silver interest. Payable gold ounces produced but not yet delivered decreased primarily as a result of decreases related to the Salobo and Minto gold interests, offset partially by an increase related to the 777 gold interest. Payable ounces produced but not yet delivered to Silver Wheaton companies are expected to average approximately two months of annualized production but may vary from quarter to quarter due to a number of mining operation factors including mine ramp-up and timing of shipments.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Silver Wheaton's consolidated MD&A in the 'Results of Operations and Operational Review' section.

Reserves and Resources

As of December 31, 2016, Proven and Probable Mineral Reserves attributable to Silver Wheaton were 735.6 million ounces of silver compared with 775.3 million ounces as reported in Silver Wheaton's 2015 Annual Information Form ("AIF"), a decrease of 5%, and 11.55 million ounces of gold compared with 8.79 million ounces, an increase of 31%. On an attributable Measured and Indicated Mineral Resource basis, silver resources were 783.6 million ounces compared with 675.4 million ounces as reported in Silver Wheaton's 2015 AIF, an increase of 16%, and gold resources were 3.05 million ounces compared with 2.70 million ounces, an increase of 13%. On an attributable Inferred Mineral Resource basis, silver resources were 392.1 million ounces compared with 473.5 million as reported in Silver Wheaton's 2015 AIF, a decrease of 17%, and gold resources were 2.85 million ounces compared with 2.38 million ounces, an increase of 20%.

Estimated attributable reserves and resources contained in this press release are based on information available to the Company as of March 2, 2017, and therefore will not reflect updates, if any, after that date. Updated reserves and resources data incorporating year-end 2016 estimates will also be included in the Company's 2016 Annual Information Form. Silver Wheaton's most current attributable reserves and resources, as of December 31, 2016, can be found on the Company's website at www.silverwheaton.com.

2017 and Long-Term Production Forecast

Silver Wheaton is pleased to provide its updated one-year and long-term production guidance. Silver Wheaton's estimated attributable silver and gold production in 2017 is forecast to be 28 million silver ounces and 340,000 gold ounces. For 2017 guidance, Silver Wheaton has assumed the ongoing strike at San Dimas will continue for a three-month period and that San Dimas will otherwise achieve production in line with 2016. Estimated average annual attributable silver and gold production over the next five years (including 2017) is anticipated to be approximately 29 million silver ounces and 340,000 gold ounces per year.

Over the next five years, forecast production growth from Salobo, Peñasquito, and Constancia is expected to be offset by the cessation of production from assets with fixed terms. In particular, the 10-year-term contract on Capstone Mining's Cozamin mine, acquired with Silver Wheaton's 2009 acquisition of Silverstone, expires in April 2017. In addition, Silver Wheaton's streaming agreement with Barrick regarding Pascua-Lama provides the Company with silver production from the Lagunas Norte, Veladero, and Pierina mines until March 31, 2018. In addition, Hudbay's Constancia mine satisfied its completion test in 2016, resulting in gold production from the 777 mine attributable to Silver Wheaton dropping from 100% to 50% in 2017. And lastly, as a reminder, Silver Wheaton does not include any production from Barrick's Pascua-Lama project or Hudbay's Rosemont project in its guidance.

Attributable mine-by-mine actual 2015 and 2016 production and forecast 2017 production are as follows:

	Attributable Production[1,2]
	2015 Actual	2016 Actual	2017 Forecast
Silver ounces produced (000's)
Peñasquito	7,237	5,034	5,250
San Dimas[3]	7,449	5,212	4,000
Antamina	2,403	6,796	6,000
Constancia	1,996	2,759	2,500
Other[4]	11,649	10,578	10,250
Total silver ounces	30,734	30,379	28,000

Gold ounces produced (000's)
Salobo	138.3	213.6	245
Sudbury[5]	37.8	44.8	40
Constancia	14.4	14.9	10
Other[6]	52.4	80.4	45
Total gold ounces	243.0	353.7	340

1)	Ounces produced represent quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2)
Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.

3)
Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Due to the ongoing strike at the San Dimas mine, Primero has not released 2017 forecast production for either gold or silver. Guidance for 2017 does not reflect Primero's opinion and assumes annualized production from San Dimas being in-line with 2016 net of one quarter of production to reflect the potential impact of the ongoing strike; therefore, guidance is subject to change depending on the actual length of the strike.

4)	Includes the Yauliyacu, Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Constancia, Lagunas Norte, Pierina, Veladero, and Aljustrel silver interests.
5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
6)	Includes Minto and 777 gold interests.

Silver Wheaton to Rename Company to Wheaton Precious Metals

The Company plans to seek shareholder approval to change its name to Wheaton Precious Metals Corp. at its annual shareholder meeting in May.

Since 2013, the Company has seen a marked increase in gold production, and in the second half of 2016, revenue was evenly split between silver and gold. In order to better align the Company's corporate identity with underlying operations, the Board of Directors has recommended that the name be changed to Wheaton Precious Metals Corp. Silver continues to be a focus for the Company; however, the new name will more accurately reflect the Company's diverse portfolio of both silver and gold assets.

If the name change to Wheaton Precious Metals is approved by shareholders, the Company plans to also change its Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE") ticker symbol from "SLW" to "WPM."  The timing of the name change and ticker symbol change will be announced at a later date. Concurrent with the name change, the Company's web domain will also change to www.wheatonpm.com.

Outlook

From a liquidity perspective, the $124 million of cash and cash equivalents as at December 31, 2016 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metals stream interests.

Webcast and Conference Call Details

A conference call and webcast will be held Wednesday, March 22, 2017, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	888-231-8191
Dial from outside Canada or the US:	647-427-7450
Pass code:	64357311
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 29, 2017 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	855-859-2056
Dial from outside Canada or the US:	416-849-0833
Pass code:	64357311
Archived audio webcast:	www.silverwheaton.com

This earnings release should be read in conjunction with Silver Wheaton's MD&A and Financial Statements, which are available on the Company's website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Mr. Neil Burns, Vice President, Technical Services for Silver Wheaton, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information including information on mineral reserves and mineral resources disclosed in this news release.

Silver Wheaton believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Silver Wheaton website at http://www.silverwheaton.com/company/corporate-governance/default.aspx.

End Notes

1 Please refer to the table on the bottom of page 16 for the methodology of converting production and sales volumes to silver and gold equivalent ounces.
2 Please refer to non-IFRS measures at the end of this press release.
3 Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

Summarized Financial Results

	2016	2015	2014
Silver and gold production
Attributable silver ounces produced (000's)	30,379	30,734	25,674
Attributable gold ounces produced	353,703	242,957	147,635
Attributable silver equivalent ounces produced (000's) [1]	56,169	48,701	35,471
Attributable gold equivalent ounces produced [1]	770,289	658,551	534,553
Silver and gold sales
Silver ounces sold (000's)	28,322	26,566	23,484
Gold ounces sold	330,009	202,349	139,521
Silver equivalent ounces sold (000's) [1]	52,388	41,529	32,742
Gold equivalent ounces sold [1]	718,430	561,570	493,425
Average realized price ($'s per ounce)
Average realized silver price	$ 16.96	$ 15.64	$ 18.92
Average realized gold price	$ 1,246	$ 1,152	$ 1,261
Average realized silver equivalent price [1]	$ 17.02	$ 15.62	$ 18.94
Average realized gold equivalent price [1]	$ 1,241	$ 1,155	$ 1,257
Average cash cost ($'s per ounce) [2]
Average silver cash cost	$ 4.42	$ 4.17	$ 4.14
Average gold cash cost	$ 391	$ 393	$ 386
Average silver equivalent cash cost [1]	$ 4.86	$ 4.58	$ 4.61
Average gold equivalent cash cost [1]	$ 354	$ 339	$ 306
Average depletion ($'s per ounce) [2]
Average silver depletion	$ 5.32	$ 3.41	$ 3.22
Average gold depletion	$ 479	$ 534	$ 607
Average silver equivalent depletion [1]	$ 5.89	$ 4.78	$ 4.89
Average gold equivalent depletion [1]	$ 430	$ 354	$ 325
Total revenue ($000's)	$ 891,557	$ 648,687	$ 620,176
Net earnings (loss) ($000's)	$ 195,137	$ (162,042)	$ 199,826
Add back - impairment loss, net of tax	71,000	372,399	68,151
Adjusted net earnings [2] ($000's)	$ 266,137	$ 210,357	$ 267,977
Earnings (loss) per share
Basic	$ 0.45	$ (0.41)	$ 0.56
Diluted	$ 0.45	$ (0.41)	$ 0.56
Adjusted earnings per share [2]
Basic	$ 0.62	$ 0.53	$ 0.75
Diluted	$ 0.62	$ 0.53	$ 0.74
Cash flow from operations ($000's)	$ 584,301	$ 431,359	$ 431,873
Dividends
Dividends paid ($000's)	$ 90,612³	$ 80,809³	$ 93,400³
Dividends paid per share	$ 0.21	$ 0.20	$ 0.26
Total assets ($000's)	$ 6,153,319	$ 5,632,211	$ 4,647,763
Total non-current financial liabilities ($000's)	$ 1,194,012	$ 1,468,732	$ 1,001,914
Total other liabilities ($000's)	$ 19,319	$ 12,744	$ 17,113
Shareholders' equity ($000's)	$ 4,939,988	$ 4,150,735	$ 3,628,736
Shares outstanding	441,456,217	404,039,065	364,777,928

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)	Refer to discussion on non-IFRS measures at the end of this press release.
3)
During the year ended December 31, 2016, the Company declared and paid total dividends to its shareholders of $91 million, with the payment being comprised of $79 million in cash and $12 million in common shares issued, with the Company issuing 624,931 common shares under the Company's dividend reinvestment plan ("DRIP").  During the year ended December 31, 2015, the Company declared and paid total dividends of $81 million, with the payment being comprised of $69 million in cash and $12 million in common shares issued, with the Company issuing 847,064 common shares under the Company's DRIP.  During the year ended December 31, 2014, the Company declared and paid total dividends of $93 million, with the payment being comprised of $80 million in cash and $13 million in common shares issued, with the Company issuing 646,618 common shares under the Company's DRIP.

Consolidated Statements of Earnings (Loss)

	Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	2016	2015
Sales	$891,557	$648,687
Cost of sales
Cost of sales, excluding depletion	$254,434	$190,214
Depletion	308,702	198,581
Total cost of sales	$563,136	$388,795
Gross margin	$328,421	$259,892
Expenses
General and administrative [1]	$34,439	$32,237
Impairment charges	71,000	384,922
Interest expense	24,193	4,090
Other expense	4,982	4,076
	$134,614	$425,325
Earnings (loss) before income taxes	$193,807	$(165,433)
Income tax recovery	1,330	3,391
Net earnings (loss)	$195,137	$(162,042)

Basic earnings per share	$0.45	$(0.41)
Diluted earnings per share	$0.45	$(0.41)
Weighted average number of shares outstanding
Basic	430,461	395,755
Diluted	430,845	395,938
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$5,060	$6,160

Consolidated Balance Sheets

	As at December 31	As at December 31
(US dollars in thousands)	2016	2015
Assets
Current assets
Cash and cash equivalents	$124,295	$103,297
Accounts receivable	2,316	1,124
Other	1,481	1,455
Total current assets	$128,092	$105,876
Non-current assets
Silver and gold interests	$5,919,272	$5,469,412
Early deposit - silver and gold interests	20,064	15,725
Royalty interest	9,107	9,107
Long-term investments	64,621	19,776
Other	12,163	12,315
Total non-current assets	$6,025,227	$5,526,335
Total assets	$6,153,319	$5,632,211
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$18,829	$10,664
Current portion of performance share units	228	1,904
Total current liabilities	$19,057	$12,568
Non-current liabilities
Bank debt	$1,193,000	$1,466,000
Deferred income taxes	262	176
Performance share units	1,012	2,732
Total non-current liabilities	$1,194,274	$1,468,908
Total liabilities	$1,213,331	$1,481,476
Shareholders' equity
Issued capital	$3,445,914	$2,815,569
Reserves	55,301	(23,197)
Retained earnings	1,438,773	1,358,363
Total shareholders' equity	$4,939,988	$4,150,735
Total liabilities and shareholders' equity	$6,153,319	$5,632,211

Consolidated Statements of Cash Flows

	Years Ended December 31
(US dollars in thousands)	2016	2015
Operating activities
Net earnings (loss)	$195,137	$(162,042)
Adjustments for
Depreciation and depletion	309,654	199,202
Amortization of credit facility origination fees:
Interest expense	825	238
Amortization of credit facility origination fees - undrawn facilities	636	923
Write off of credit facility origination fees upon repayment of NRT Loan	-	1,315
Impairment charges	71,000	384,922
Interest expense	23,368	3,852
Equity settled stock based compensation	5,060	6,160
Performance share units	(3,535)	534
Deferred income tax recovery	(1,302)	(3,599)
Investment income recognized in net earnings	(184)	(247)
Other	(226)	(509)
Change in non-cash working capital	7,039	3,185
Cash generated from operations before interest paid and received	$607,472	$433,934
Interest paid - expensed	(23,317)	(2,697)
Interest received	146	122
Cash generated from operating activities	$584,301	$431,359
Financing activities
Bank debt repaid	$(1,053,000)	$(1,174,000)
Bank debt drawn	780,000	1,640,000
Credit facility origination fees	(1,300)	(4,242)
Shares issued	632,547	800,000
Share issue costs	(25,996)	(31,785)
Repurchase of share capital	(33,126)	(9,120)
Share purchase options exercised	21,931	2,887
Dividends paid	(78,708)	(68,593)
Cash generated from financing activities	$242,348	$1,155,147
Investing activities
Silver and gold interests	$(800,432)	$(1,800,117)
Interest paid - capitalized to silver interests	(615)	(9,213)
Early deposit - silver and gold interests	(4,087)	(2,125)
Proceeds on disposal of silver interest	-	25,000
Proceeds on disposal of long-term investments	-	12
Dividend income received	37	126
Other	(338)	(4,832)
Cash used for investing activities	$(805,435)	$(1,791,149)
Effect of exchange rate changes on cash and cash equivalents	$(216)	$(158)
Increase (decrease) in cash and cash equivalents	$20,998	$(204,801)
Cash and cash equivalents, beginning of year	103,297	308,098
Cash and cash equivalents, end of year	$124,295	$103,297

Summary of Ounces Produced and Sold

	2016				2015
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver ounces produced [2]
San Dimas	1,429	1,264	1,596	923	2,317	1,418	1,786	1,928
Peñasquito	1,328	1,487	867	1,352	1,766	2,092	1,932	1,447
Antamina	1,599	1,469	1,707	2,021	2,403	-	-	-
Constancia	723	749	778	509	637	664	591	104
Other [3]	2,510	2,682	2,659	2,727	3,161	2,716	2,892	2,880
Total silver ounces produced	7,589	7,651	7,607	7,532	10,284	6,890	7,201	6,359
Gold ounces produced ²
Sudbury [4]	11,028	10,779	15,054	7,895	13,678	7,300	8,195	8,666
Salobo	71,328	68,168	35,627	38,474	39,395	35,717	34,036	29,195
Constancia	3,151	3,737	4,622	3,435	4,617	4,341	3,510	1,936
Other [5]	21,825	30,642	15,885	12,053	14,676	11,250	10,572	15,873
Total gold ounces produced	107,332	113,326	71,188	61,857	72,366	58,608	56,313	55,670
SEOs produced [6]	15,218	15,365	12,947	12,453	15,699	11,309	11,299	10,421
GEOs produced [6]	214,097	225,712	172,566	156,513	209,783	149,941	155,303	142,862
Silver ounces sold
San Dimas	1,571	1,065	1,426	1,345	2,097	2,014	1,265	1,901
Peñasquito	1,270	1,078	886	949	2,086	2,053	1,420	1,573
Antamina	1,488	1,598	2,202	1,879	1,340	-	-	-
Constancia	702	536	520	666	511	329	320	-
Other [3]	2,475	1,845	2,108	2,713	2,717	2,179	2,570	2,191
Total silver ounces sold	7,506	6,122	7,142	7,552	8,751	6,575	5,575	5,665
Gold ounces sold
Sudbury [4]	10,183	12,294	11,351	9,007	6,256	6,674	12,518	8,033
Salobo	73,646	50,043	45,396	35,366	44,491	21,957	32,156	9,794
Constancia	3,343	3,396	3,610	4,933	4,473	2,701	3,223	-
Other [5]	21,759	19,330	10,400	15,952	9,679	16,745	13,077	10,572
Total gold ounces sold	108,931	85,063	70,757	65,258	64,899	48,077	60,974	28,399
SEOs sold [6]	15,249	11,913	12,451	12,745	13,607	10,201	10,010	7,737
GEOs sold [6]	214,529	175,008	165,945	160,180	181,838	135,243	137,591	106,071
Cumulative payable silver ounces produced but not yet delivered [7]	3,224	3,783	2,999	3,230	3,872	3,320	3,747	2,873
Cumulative payable gold ounces produced but not yet delivered [7]	61,732	63,935	44,780	49,679	56,867	54,462	46,809	55,286
Silver / Gold Ratio [8]	71.1	68.1	75.0	79.6	74.8	75.4	72.8	72.9
1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Lagunas Norte, Pierina, Veladero and 777 silver interests.
4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
5)	Comprised of the Minto and 777 gold interests.
6)
Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs) are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

7)	Payable silver and gold ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.
8)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

Results of Operations

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Peñasquito and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Constancia mine and the Other mines and corporate operations.

Three Months Ended December 31, 2016
	Ounces Produced [2]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,429	1,571	$16.54	$4.28	$1.11	$25,975	$17,516	$-	$17,516	$19,253	$140,575
Peñasquito	1,328	1,270	17.33	4.09	3.05	22,016	12,941	-	12,941	16,819	418,077
Antamina	1,599	1,488	16.76	3.31	9.94	24,941	5,222	-	5,222	20,010	815,806
Constancia	723	702	17.29	5.90	7.41	12,129	2,788	-	2,788	8,192	275,971
Other [4]	2,510	2,475	17.03	5.45	5.61	42,149	14,759	-	14,759	29,555	785,570
Total silver	7,589	7,506	$16.95	$4.59	$5.26	$127,210	$53,226	$-	$53,226	$93,829	$2,435,999
Gold
Sudbury [5]	11,028	10,183	$1,193	$400	$787	$12,149	$61	$(71,000)	$(70,939)	$8,107	$401,535
Salobo	71,328	73,646	1,198	400	382	88,200	30,609	-	30,609	58,742	2,904,835
Constancia	3,151	3,343	1,214	400	409	4,059	1,354	-	1,354	2,735	125,670
Other [6]	21,825	21,759	1,235	343	522	26,873	8,061	-	8,061	24,349	51,233
Total gold	107,332	108,931	$1,205	$389	$449	$131,281	$40,085	$(71,000)	$(30,915)	$93,933	$3,483,273
Operating results						$258,491	$93,311	$(71,000)	$22,311	$187,762	$5,919,272
Corporate costs
General and administrative									$(4,124)	$(5,662)
Interest expense									(6,664)	(6,839)
Other									(844)	(559)
Income tax recovery									186	-
Total corporate costs									$(11,446)	$(13,060)	$234,047
									$10,865	$174,702	$6,153,319

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended December 31, 2016 were as follows:
Three Months Ended December 31, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	71.1	15,218	15,249	$ 16.95	$ 5.04	$ 11.91	$ 5.80	$ 6.11
Gold equivalent basis	71.1	214,097	214,529	$ 1,205	$ 358	$ 847	$ 412	$ 435

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Three Months Ended December 31, 2015
	Ounces Produced²	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)[3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Loss	Cash Flow From Operations	Total Assets
Silver
San Dimas	2,317	2,097	$14.28	$4.24	$0.88	$29,954	$19,218	$-	$19,218	$21,061	$146,555
Peñasquito	1,766	2,086	15.40	4.07	2.85	32,125	17,700	-	17,700	23,636	430,847
Antamina	2,403	1,340	14.07	2.80	9.93	18,858	1,802	-	1,802	15,110	886,981
Constancia	637	511	15.06	5.90	7.77	7,697	707	-	707	4,681	293,931
Other [4]	3,161	2,717	14.89	4.20	4.21	40,453	17,606	(130,292)	(112,686)	29,166	828,352
	10,284	8,751	$14.75	$4.06	$4.17	$129,087	$57,033	$(130,292)	$(73,259)	$93,654	$2,586,666
Gold
Sudbury [5]	13,678	6,256	$1,113	$400	$841	$6,965	$(801)	$(49,439)	$(50,240)	$4,463	$506,250
Salobo	39,395	44,491	1,103	400	420	49,051	12,579	-	12,579	31,255	2,156,757
Constancia	4,617	4,473	1,102	400	397	4,931	1,363	-	1,363	3,142	131,925
Other [6]	14,676	9,679	1,081	373	593	10,462	1,113	(51,170)	(50,057)	6,948	87,814
	72,366	64,899	$1,100	$396	$485	$71,409	$14,254	$(100,609)	$(86,355)	$45,808	$2,882,746
Operating results						$200,496	$71,287	$(230,901)	$(159,614)	$139,462	$5,469,412
Corporate costs
General and administrative									$(9,011)	$(4,757)
Interest expense									(1,364)	(391)
Other									(396)	(925)
Income tax recovery									1,122	-
Total corporate costs									$(9,649)	$(6,073)	$162,799
									$(169,263)	$133,389	$5,632,211

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended December 31, 2015 were as follows:

Three Months Ended December 31, 2015
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	74.8	15,699	13,607	$ 14.73	$ 4.50	$ 10.23	$ 4.99	$ 5.24
Gold equivalent basis	74.8	209,783	181,838	$ 1,103	$ 337	$ 766	$ 374	$ 392
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Year Ended December 31, 2016
	Ounces Produced [2]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	5,212	5,407	$17.00	$4.26	$1.11	$91,929	$62,918	$-	$62,918	$68,898	$140,575
Peñasquito	5,034	4,183	17.02	4.09	3.05	71,196	41,315	-	41,315	54,085	418,077
Antamina	6,796	7,167	16.87	3.37	9.94	120,916	25,507	-	25,507	96,736	815,806
Constancia	2,759	2,424	16.93	5.90	7.41	41,019	8,762	-	8,762	26,926	275,971
Other [4]	10,578	9,141	16.98	5.10	4.68	155,281	65,876	-	65,876	110,364	785,570
	30,379	28,322	$16.96	$4.42	$5.32	$480,341	$204,378	$-	$204,378	$357,009	$2,435,999
Gold
Sudbury [5]	44,756	42,835	$1,246	$400	$787	$53,384	$2,535	$(71,000)	$(68,465)	$36,281	$401,535
Salobo	213,597	204,451	1,240	400	398	253,582	90,371	-	90,371	171,802	2,904,835
Constancia	14,945	15,282	1,230	400	409	18,792	6,425	-	6,425	12,693	125,670
Other [6]	80,405	67,441	1,267	358	542	85,458	24,712	-	24,712	66,527	51,233
	353,703	330,009	$1,246	$391	$479	$411,216	$124,043	$(71,000)	$53,043	$287,303	$3,483,273
Operating results						$891,557	$328,421	$(71,000)	$257,421	$644,312	$5,919,272
Corporate costs
General and administrative									$(34,439)	$(32,563)
Interest expense									(24,193)	(23,317)
Other									(4,982)	(4,131)
Income tax recovery									1,330	-
Total corporate costs									$(62,284)	$(60,011)	$234,047
									$195,137	$584,301	$6,153,319

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the year ended December 31, 2016 were as follows:

Year Ended December 31, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	72.9	56,169	52,388	$ 17.02	$ 4.86	$ 12.16	$ 5.89	$ 6.27
Gold equivalent basis	72.9	770,289	718,430	$ 1,241	$ 354	$ 887	$ 430	$ 457
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Year Ended December 31, 2015
	Ounces Produced [2]	Ounces Sold	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Average Depletion ($'s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Loss	Cash Flow From Operations	Total Assets
Silver
San Dimas	7,449	7,277	$15.56	$4.22	$0.88	$113,198	$76,122	$-	$76,122	$82,518	$146,555
Peñasquito	7,237	7,132	16.00	4.07	2.85	114,083	64,759	-	64,759	85,057	430,847
Antamina	2,403	1,340	14.07	2.80	9.93	18,858	1,802	-	1,802	15,110	886,981
Constancia	1,996	1,160	15.56	5.90	7.77	18,053	2,191	-	2,191	11,209	293,931
Other [4]	11,649	9,657	15.68	4.19	4.30	151,386	69,414	(184,014)	(114,600)	111,984	828,352
	30,734	26,566	$15.64	$4.17	$3.41	$415,578	$214,288	$(184,014)	$30,274	$305,878	$2,586,666
Gold
Sudbury [5]	37,839	33,481	$1,171	$400	$841	$39,201	$(2,364)	$(49,439)	$(51,803)	$25,371	$506,250
Salobo	138,343	108,398	1,146	400	420	124,250	35,389	-	35,389	80,890	2,156,757
Constancia	14,404	10,397	1,141	400	397	11,860	3,568	-	3,568	7,700	131,925
Other [6]	52,371	50,073	1,154	371	603	57,798	9,011	(151,469)	(142,458)	38,895	87,814
	242,957	202,349	$1,152	$393	$534	$233,109	$45,604	$(200,908)	$(155,304)	$152,856	$2,882,746
Operating results						$648,687	$259,892	$(384,922)	$(125,030)	$458,734	$5,469,412
Corporate costs
General and administrative									$(32,237)	$(21,807)
Interest expense									(4,090)	(2,697)
Other									(4,076)	(2,871)
Income tax recovery									3,391	-
Total corporate costs									$(37,012)	$(27,375)	$162,799
									$(162,042)	$431,359	$5,632,211

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Cozamin, Neves-Corvo, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests in addition to the non-operating Rosemont, Keno Hill, Aljustrel, Loma de La Plata and Pascua-Lama silver interests.

5)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the year ended December 31, 2015 were as follows:

Year Ended December 31, 2015
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [4]	Cash Operating Margin ($'s Per Ounce) [5]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)

Silver equivalent basis	74.0	48,701	41,529	$ 15.62	$ 4.58	$ 11.04	$ 4.78	$ 6.26
Gold equivalent basis	74.0	658,551	561,570	$ 1,155	$ 339	$ 816	$ 354	$ 462
1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
5)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis and; (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2016	2015	2016	2015
Net earnings (loss)	$10,865	$(169,263)	$195,137	$(162,042)
Add back - impairment loss, net of tax	71,000	226,673	71,000	372,399
Adjusted net earnings	$81,865	$57,410	$266,137	$210,357
Divided by:
Basic weighted average number of shares outstanding	441,299	403,909	430,461	395,755
Diluted weighted average number of shares outstanding	441,784	404,079	430,845	395,938
Equals:
Adjusted earnings per share - basic	$0.19	$0.14	$0.62	$0.53
Adjusted earnings per share - diluted	$0.19	$0.14	$0.62	$0.53

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2016	2015	2016	2015
Cash generated by operating activities	$174,702	$133,389	$584,301	$431,359
Divided by:
Basic weighted average number of shares outstanding	441,299	403,909	430,461	395,755
Diluted weighted average number of shares outstanding	441,784	404,079	430,845	395,938
Equals:
Operating cash flow per share - basic	$0.40	$0.33	$1.36	$1.09
Operating cash flow per share - diluted	$0.40	$0.33	$1.36	$1.09

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold ounces sold and per ounce amounts)	2016	2015	2016	2015
Cost of sales	$165,180	$129,209	$563,136	$388,795
Less: depletion	(88,366)	(67,962)	(308,702)	(198,581)
Cash cost of sales	$76,814	$61,247	$254,434	$190,214
Cash cost of sales is comprised of:
Total cash cost of silver sold	$34,486	$35,551	$125,242	$110,728
Total cash cost of gold sold	42,328	25,696	129,192	79,486
Total cash cost of sales	$76,814	$61,247	$254,434	$190,214
Divided by:
Total silver ounces sold	7,506	8,751	28,322	26,566
Total gold ounces sold	108,931	64,899	330,009	202,349
Equals:
Average cash cost of silver (per ounce)	$4.59	$4.06	$4.42	$4.17
Average cash cost of gold (per ounce)	$389	$396	$391	$393

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company's ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold ounces sold and per ounce amounts)	2016	2015	2016	2015
Total sales:
Silver	$127,210	$129,087	$480,341	$415,578
Gold	$131,281	$71,409	$411,216	$233,109
Divided by:
Total silver ounces sold	7,506	8,751	28,322	26,566
Total gold ounces sold	108,931	64,899	330,009	202,349
Equals:
Average realized price of silver (per ounce)	$16.95	$14.75	$16.96	$15.64
Average realized price of gold (per ounce)	$1,205	$1,100	$1,246	$1,152
Less:
Average cash cost of silver[1] (per ounce)	$(4.59)	$(4.06)	$(4.42)	$(4.17)
Average cash cost of gold[1] (per ounce)	$(389)	$(396)	$(391)	$(393)
Equals:
Cash operating margin per silver ounce sold	$12.36	$10.69	$12.54	$11.47
Cash operating margin per gold ounce sold	$816	$704	$855	$759

1)	Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Silver Wheaton's MD&A available on the Company's website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	Proposed name change from Silver Wheaton Corp. to Wheaton Precious Metals Corp.;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Silver Wheaton's production and cash flow profile;
•	the expansion and exploration potential at the Salobo and San Dimas mines;
•	projected changes to Silver Wheaton's production mix;
•	anticipated increases in total throughput;
•	the effect of the SAT legal claim on Primero's business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019;
•	the impact on Primero of the unionized employee strike at the San Dimas mine;
•	the ability of Primero to continue as a going concern;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2017 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company's business structure;
•
the Company's position relating to any dispute with the CRA and the Company's intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2013; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company's intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and

•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class action litigation.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•
risks related to the satisfaction of each party's obligations in accordance with the terms of the precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;

•	fluctuations in the price of commodities;
•
risks related to the mining operations from which Silver Wheaton purchases silver or gold (the "Mining Operations") including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;

•
the absence of control over Mining Operations and having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•
Primero is not able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero;

•	Primero not being able to continue as a going concern;
•	Primero not being able to obtain a satisfactory resolution of the unionized employee strike at the San Dimas mine within three months;
•	Primero not being able to secure additional funding, resume San Dimas mine operations to normal operating capacity, reduce cash outflows or have a successful outcome to a strategic review process;
•
differences in the interpretation or application of tax laws and regulations or accounting policies and rules; and Silver Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect or the tax impact to the Company's business operations is materially different than currently contemplated;

•	any challenge by the CRA of the Company's tax filings is successful and the potential negative impact to the Company's previous and future tax filings;
•	the Company's business or ability to enter into precious metal purchase agreements is materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company's tax filings and the continuation or timing of any such process is outside the Company's control;
•	any requirement to pay reassessed tax;
•	the Company is not assessed taxes on its foreign subsidiary's income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company's financial position;
•	litigation risk associated with a challenge to the Company's tax filings;
•	credit and liquidity risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Silver Wheaton's acquisition strategy;
•	risks related to the market price of the common shares of Silver Wheaton;
•	equity price risks related to Silver Wheaton's holding of long‑term investments in other exploration and mining companies;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Silver Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•
risks related to the ability of the companies with which the Company has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;

•	risks related to environmental regulations and climate change;
•	the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

•	the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuation in the commodity prices other than silver or gold;
•	the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Silver Wheaton's Form 40-F to be filed March 31, 2017 and Form 6-K filed March 21, 2017 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	the satisfaction of each party's obligations in accordance with the precious metal purchase agreements;
•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	that Primero is able to obtain a satisfactory resolution of the unionized employee strike at the San Dimas mine within three months;
•	that Primero is able to continue as a going concern;
•	Silver Wheaton's ability to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	Silver Wheaton will be successful in challenging any reassessment by the CRA;
•	Silver Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	Silver Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	Silver Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	Silver Wheaton will not change its business as a result of any CRA reassessment;
•	Silver Wheaton's ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•
any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Silver Wheaton's Canadian income, including the Company's position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal.

•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton's Annual Information Form for the year ended December 31, 2016 to be filed on or before March 31, 2017 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2017, available on SEDAR at www.sedar.com. Silver Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Silver Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Silver Wheaton's Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

In accordance with the Company's MD&A and financial statements, reference to the Company includes the Company's wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-844-288-9878
Email: info@silverwheaton.com
Website: www.silverwheaton.com